UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
654407105
(CUSIP Number)
January 9, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|	Rule 13d-1(b)
|_|	Rule 13d-1(c)
|X|	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06)	-1-

CUSIP No. 654407105

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1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Gerry Ka Cheung Wai ____________________________________________________________________________________________________

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)	Not applicable

____________________________________________________________________________________________________

3.	SEC Use Only

____________________________________________________________________________________________________

4.	Citizenship or Place of Organization Hong Kong Special Administrative Region

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Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	2,474,383 ordinary shares[1]
	6. Shared Voting Power	None
	7. Sole Dispositive Power	2,474,383 ordinary shares[1]
	7. Shared Dispositive Power	None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,474,383 ordinary shares [1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	7.1%

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12.	Type of Reporting Person (See Instructions)	IN

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____________________________________________________________________________________________________

1

Includes (i) 707,561 ordinary shares beneficially held by the Reporting Person through his ownership of Crowther Associates Limited and (ii) 1,766,822 ordinary shares beneficially held by the Reporting Person through his position as the sole director of Cross China Developments Limited, Pea Green Services Limited, One Carat Securities Limited, Pacific First Technologies Corporation and Pacific First Holdings Limited. In addition to his position as the sole director of the companies referenced above, the Reporting Person also owns 958,500 ordinary shares of the Issuer through his 100% direct ownership of Special Collection Ventures Limited and Holdwell Limited, two shareholders of Pacific First Holdings Limited.

Item 1.

(a)	Name of Issuer:

Ninetowns Digital World Trade Holdings Limited

(b)	Address of Issuer's Principal Executive Offices

5th Floor, Union Plaza

20 Chaowai Street, Chaoyang District

Beijing 100020, People’s Republic of China

Item 2.

(a)	Name of Person Filing
Gerry Ka Cheung Wai
(b)	Address of Principal Business Office or, if none, Residence

c/o Ninetowns Digital World Trade Holdings Limited

5th Floor, Union Plaza

20 Chaowai Street, Chaoyang District

Beijing 100020, People’s Republic of China

(c)	Citizenship
Hong Kong Special Administrative Region
(d)	Title of Class of Securities
Ordinary Shares
(e)	CUSIP Number
654407105

Item 3.	Not applicable
Item 4.	Ownership
(a)	Amount beneficially owned:
2,474,383 ordinary shares [1]
(b)	Percent of class:
7.1%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:
2,474,383 ordinary shares [1]
	(ii)	Shared power to vote or to direct the vote:
None

(iii)	Sole power to dispose or to direct the disposition of :
2,474,383 ordinary shares [1]
(iv)	Shared power to dispose or to direct the disposition of :
None

1

Includes (i) 707,561 ordinary shares beneficially held by the Reporting Person through his ownership of Crowther Associates Limited and (ii) 1,766,822 ordinary shares beneficially held by the Reporting Person through his position as the sole director of Cross China Developments Limited, Pea Green Services Limited, One Carat Securities Limited, Pacific First Technologies Corporation and Pacific First Holdings Limited. In addition to his position as the sole director of the companies referenced above, the Reporting Person also owns 958,500 ordinary shares of the Issuer through his 100% direct ownership of Special Collection Ventures Limited and Holdwell Limited, two shareholders of Pacific First Holdings Limited.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006
Signature:	/s/ Gerry Ka Cheung Wai
Gerry Ka Cheung Wai

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